                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                            JB OXFORD HOLDINGS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   46610710
           --------------------------------------------------------
                                 (CUSIP Number)

                                  -----------

                               Mitchell S.T. Wine
                          Hareton Sales & Marketing Inc.
                              47 Valleybrook Drive
                               Don Mills, Ontario
                                 M3B2S6 Canada
                                 (416)445-8130
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 4, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  6  Pages
                                        ---

CUSIP No. 46610710                    13D                 Page  2  of  6  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Hareton Sales & Marketing Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /

-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   98,100
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   --
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   98,100
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   --
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     98,100
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 46610710                    13D                 Page  3  of  6  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Mitchell S.T. Wine
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /

-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Canada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   60,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   --
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   60,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   --
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     60,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.05%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                   SCHEDULE 13D
                                       FOR
                          HARETON SALES & MARKETING, INC.
                                       AND
                                MITCHELL S.T. WINE


ITEM 1.  SECURITY AND ISSUER

                  Securities:       Common Stock (the "Common Stock")

                  Issuer:           JB Oxford Holdings, Inc. ("JB Holdings")


ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed on behalf of Hareton Sales & Marketing, Inc., a Canadian corporation ("Hareton") and Mitchell S.T. Wine, an individual ("Mr. Wine"). Hareton is an investment and holding company.
Mr. Wine, a citizen of Canada, is a director and vice president of Hareton, and exercises voting and investment decisions on behalf of Hareton with regard to the Common Stock. Mr. Wine's business address, and the address of Hareton's principal office, is 47 Valleybrook Drive, Don Mills, Ontario, M3B2S6 Canada.

         During the last five years, neither Hareton nor Mr. Wine has been either convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body which resulted in either Hareton or Mr. Wine being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Hareton acquired 718,021 shares of the Common Stock as a result of the conversion of a 9% Secured Convertible Note (the "Note") issued by the Company to Hareton on March 10, 1995. At the time of conversion, the aggregate amount of principal and interest outstanding under the Note was $502,615, all of which was converted into Common Stock, and the conversion price per share of Common Stock was $0.70.


ITEM 4.  PURPOSE OF TRANSACTION

         Hareton acquired the Common Stock through conversion of the Note in order to sell such stock as part of a plan to reduce its investment in JB Holdings.

         Neither Hareton nor Mr. Wine currently has any plans or proposals which relate to, or may result in:

         (a) The acquisition of additional securities, or disposition of securities, of JB Holdings;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving JB Holdings or any of its subsidiaries;

         (c) The sale or transfer of a material amount of assets of JB Holdings or any of its subsidiaries;

         (d) Any change in the present board of directors or management of JB Holdings, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of JB Holdings;

         (f) Any other material change in JB Holdings' business or corporate structure;

         (g) Changes in JB Holdings' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of JB Holdings by any person;

         (h) Causing any class of securities of JB Holdings to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of JB Holdings becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)     Any similar action to any of those enumerated above.

         Hareton and Mr. Wine intend to continually review JB Holdings' business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, Hareton and Mr. Wine will continue to consider various alternative courses of action and will in the future take such actions with respect to JB Holdings as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to, purchasing or selling Common Stock, either in the open market or in privately negotiated transactions.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Hareton is the beneficial owner of 98,100 shares of Common Stock. Hareton is therefore deemed to beneficially own 1% of the Common Stock outstanding. Hareton has sole power to vote and dispose of all of these 98,100 shares of Common Stock. In January 1999, Hareton sold 171,200 shares of Common Stock, at an average price of $2.62 per share, effected on the Nasdaq SmallCap Market. In February 1999, Hareton sold 768,721 shares of Common Stock, at an average price of $8.11 per share, effected on the Nasdaq SmallCap Market.

         Mr. Wine has the right to acquire 60,000 shares of Common Stock through the exercise of stock options. Mr. Wine is therefore deemed to beneficially own 0.05% of the Common Stock outstanding. Mr. Wine has sole power to vote and dispose of all of these 60,000 shares of Common Stock.

         As of February 19, 1999, Hareton and Mr. Wine, as a "group," ceased to be the beneficial owner of more than 5 percent of the Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Wine is a director and vice president of Hareton, and exercises voting and investment decisions on behalf of Hareton with regard to the Common Stock owned by Hareton.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A: Joint Filing Agreement


SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              HARETON SALES & MARKETING, a Canadian corporation


Date:   March 10, 1999        By:        /s/ Mitchell S.T. Wine
                                  ---------------------------------------------
                                   Mitchell S.T. Wine, Vice President



Date:   March 10, 1999        By:        /s/ Mitchell S.T. Wine
                                  ---------------------------------------------
                                   Mitchell S.T. Wine, in his individual
                                   capacity